Autonomous City of Buenos Aires, January 26th, 2026

To the
Comisión Nacional de Valores / (Argentine Securities Commission)

Ref.: Relevant Information

Dear Sirs,
We are writing to you in order to inform that, on January 23, 2026, Argentina’s National Commission for the Defense of Competition (Tribunal de Defensa de la Competencia) authorized the economic concentration transaction consisting of the acquisition of exclusive control by the Company over HSBC Bank Argentina S.A. (subsequently Banco GGAL S.A.), HSBC Argentina Holdings S.A., HSBC Participaciones (Argentina) S.A., HSBC Global Asset Management S.A., HSBC Seguros de Vida (Argentina) S.A. and HSBC Seguros de Retiro (Argentina) S.A., in accordance with Section 14(a) of Law No. 27,442.
Yours faithfully,

A. Enrique Pedemonte
Attorney in fact
Grupo Financiero Galicia S.A.
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